United States securities and exchange commission logo





                              August 10, 2022

       Luke Evnin
       Chief Executive Officer
       Turmeric Acquisition Corp.
       450 Kendall Street
       Cambridge, MA 02142

                                                        Re: Turmeric
Acquisition Corp.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed March 29,
2022
                                                            File No. 001-39624

       Dear Mr. Evnin:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2021

       Exhibits 31.1 and 31.2, page 82

   1. We note the language in the certifications filed do not conform exactly to the language set forth in Item
601(b)(31)(i) of Regulation S-K. Specifically, we note the exclusion of internal control over
financial reporting language within the introductory sentence of paragraph 4. Please
file a full amendment to your periodic reports to revise your certifications to
conform exactly to the language set forth in Item 601(b)(31)(i) of
                                                        Regulation S-K. Please
also refer to Regulation S-K C&DI 246.13.
       General

   2. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, please revise your disclosure in future filings to include
disclosure that addresses how this fact could impact your ability to complete your initial
business combination. For instance, discuss the risk to investors that
 Luke Evnin
Turmeric Acquisition Corp.
August 10, 2022
Page 2
         you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jeffrey Lewis at (202) 551-6216 or Kristi Marrone at
(202) 551-
3429 with any questions.



FirstName LastNameLuke Evnin                                  Sincerely,
Comapany NameTurmeric Acquisition Corp.
                                                              Division of
Corporation Finance
August 10, 2022 Page 2                                        Office of Real
Estate & Construction
FirstName LastName